
02003432

BB 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 04 2002

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SEC FILE NUMBER
8- 48230

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Manhattanville Road
(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Fitzpatrick — 914-251-5826
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

STATE OF NEW YORK

COUNTY OF WESTCHESTER

We, the undersigned officers of the firm of Knight Capital Markets, LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Capital Markets, LLC as of December 31, 2001 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

Anthony M. Sanfilippo
President

Neil M. Fitzpatrick
Chief Financial Officer/Chief Operating Officer

Sworn to and subscribed
before me this
26th day of Feb, 2002

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271906
Qualified in Hudson County
Commission Expires February 7, 2006


SEC MAIL
RECEIVED
PROCESSING
MAR 01 2002
WASH, D.C.
365
SECTION

Knight Capital Markets, LLC

Statement of Financial Condition
December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Member of
Knight Capital Markets, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Capital Markets, LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 18, 2002

The accompanying notes are an integral part of these financial statements.

Knight Capital Markets, LLC
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 26,741,486
Securities owned, held at clearing broker, at market value	39,222,366
Receivable from clearing broker	56,204,874
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $6,537,714	2,538,407
Goodwill, less accumulated amortization of $21,932,230	13,091,111
Other assets	6,562,780
Total assets	$ 144,361,024

Liabilities and Member's Equity

Liabilities	
Securities sold, not yet purchased, at market value	$ 36,061,865
Accrued compensation expense	2,299,947
Accrued execution and clearance fees	2,335,642
Accrued payments for order flow	679,680
Payable to affiliate	12,698,733
Accounts payable, accrued expenses and other liabilities	1,582,231
Total liabilities	55,658,098
Commitments and contingent liabilities (Notes 2, 5 and 8)	-
Member's equity	88,702,926
Total member's equity	88,702,926
Total liabilities and member's equity	$ 144,361,024

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Description of the Business

Knight Capital Markets, LLC, (the "Company"), a Delaware limited liability company, operates as a market maker in the over-the-counter market for equity securities that are listed on the New York and American Stock Exchanges ("listed securities"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's sole member is Knight/Trimark, Inc. whose ultimate parent and sole member is Knight Trading Group, Inc. ("KTG").

2. Goodwill

KTG acquired the business of the Company during 1995. The transaction was recorded under the purchase method and the carrying value of the assets and liabilities acquired were adjusted to their fair market value as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired of $13,960,195 was recorded as goodwill in the accompanying financial statement and is being amortized over a period of 10 years. In connection with the acquisition, the Company entered into an agreement which entitled the former owners to receive additional consideration during the five years immediately subsequent to the acquisition, equal to 10% of the Company's pre-tax earnings, before amortization of goodwill and depreciation on fixed assets initially purchased. The additional consideration represented contingent consideration to be paid in connection with the acquisition. All amounts paid under this arrangement have been capitalized as additional purchase price (goodwill) and are being amortized over the remainder of the original ten-year amortization period.

Pursuant to an agreement effective November 17, 1997, the Company purchased the business and the related fixed assets of Tradetech Securities, L.P. ("Tradetech"), an Illinois Limited Partnership, in exchange for $750,000 in cash and contingent consideration. Tradetech was a market maker in listed securities and, after the acquisition, its business and operations were integrated into the Company's. The acquisition was accounted for under the purchase method and the carrying values of the assets acquired were adjusted to their fair market values as of the acquisition date. The excess of the purchase price over the fair value of the assets acquired of $400,000 was recorded as goodwill and is being amortized over a period of five years.

In connection with the acquisition, the Company entered into an agreement with Tradetech which entitled the former principals of Tradetech to additional consideration equal to 10% of the Company's pretax earnings during the period from the acquisition date through December 31, 2000. All amounts paid under this arrangement have been capitalized as additional purchase price (goodwill) and are being amortized over the remainder of the original five-year amortization period.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill will no longer be amortized but will be tested at least annually for impairment. The Company adopted SFAS 142 commencing January 1, 2002.

3. Significant Accounting Policies

Cash equivalents
Cash equivalents represent money market accounts which are payable on demand. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Trading activities
Securities owned and securities sold, not yet purchased, which primarily consist of listed equity securities, are carried at market value and are recorded on a trade date basis. All of the inventory at December 31, 2001 is held at a clearing broker and can be sold or pledged. Net trading revenues (trading gains, net of trading losses), and related expenses, including compensation and benefits, execution and clearance fees and payments for order flow, are also recorded on a trade date basis. Payments for order flow represent payments to other broker-dealers for directing their order executions to the Company.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation, amortization and occupancy
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the life of the related office lease.

Commissions
The Company receives fees for providing certain information to market data providers and for executing certain orders of a broker-dealer affiliate.

Other
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements are composed of the following:

Computer hardware and software	$ 4,790,791
Trading system	1,425,347
Leasehold improvements	1,497,665
Equipment	1,005,119
Furniture and fixtures	357,199
	9,076,121
Less: accumulated depreciation and amortization	6,537,714
	$ 2,538,407

5. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments according to the Consumer Price Index.

Future minimum rental commitments under the office leases are as follows:

Year Ending December 31,	
2002	571,815
2003	576,548
2004	584,835
2005	496,258
2006	453,891
Thereafter	2,286,037
	$ 4,969,384

6. Employee Benefit Plans

KTG sponsors a 401(k) Profit Sharing Plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

Certain employees of the Company participate in KTG's stock option and award plan which provides for the issuance of KTG's stock-related awards. It is KTG's policy to grant stock options at an exercise price not less than the market value of KTG common stock on the date prior to the grant date. KTG applies APB Opinion No. 25 and related interpretations in accounting for its stock option and award plan and charges the Company on a current basis for its share of the related compensation cost, which was immaterial for the year ended December 31, 2001. Disclosures required by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, are included in the 2001 Annual Report of KTG.

7. Income Taxes

The results of the Company's operations are included in KTG's consolidated U.S. federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax asset at December 31, 2001 are as follows:

	As of December 31, 2001
Deferred tax assets	
Employee compensation and benefit plans	$ 1,051,604
Amortizable and depreciable assets	1,663,111
Total deferred tax assets	$ 2,714,715

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of listed securities, substantially all of the Company's listed securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate the securities held. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

At December 31, 2001, the net payable for securities transactions that have not reached their contractual settlement date amounted to $3,306,612. Such amount was included in receivable from clearing broker on the Statement of Financial Condition.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

9. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2001, the Company had net capital of $56,154,602 which was $54,848,186 in excess of its required net capital of $1,306,416.